April 6, 2020

Stephen M. Moore
Senior Vice President and General Counsel
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, Pennsylvania 15317

       Re: Equitrans Midstream Corporation
           Registration Statement on Form S-4
           Filed March 30, 2020
           File No. 333-237486

Dear Mr. Moore:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Ryan Maierson, Esq.